UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 20, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

A10 Networks, Inc.
File No. 333-194015 - CF#30474

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A10 Networks, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on February 18, 2014.

Based on representations by A10 Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.12	through December 31, 2015
Exhibit 10.14	through December 31, 2015
Exhibit 10.15	through December 31, 2015
Exhibit 10.16	through December 31, 2015
Exhibit 10.17	through December 31, 2015
Exhibit 10.18	through December 31, 2015
Exhibit 10.19	through December 31, 2015
Exhibit 10.20	through December 31, 2015
Exhibit 10.21	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary